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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Comtech Telecommunications Corp.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    205826209
                                 (CUSIP Number)

                            Edward I. Tishelman, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 753-7500

  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  July 19, 1999

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 205826209

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gary Gelman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)              (a)
                                        ---
                                    (b)
                                        ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

         NUMBER OF         7)    SOLE VOTING POWER
         SHARES                         161,535
         BENEFICIALLY      8)    SHARED VOTING POWER
         OWNED BY                         None
         EACH              9)    SOLE DISPOSITIVE POWER
         REPORTING                      161,535
         PERSON WITH      10)    SHARED DISPOSITIVE POWER
                                          None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  161,535

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.52%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN



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         Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 17, 1997, as amended by Amendment No. 1 filed with the SEC on November 24, 1997 and as further amended by Amendment No. 2 filed with the SEC on January 14, 1998 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.10 per share ("Common Stock"), of Comtech Telecommunications Corp., a Delaware corporation.

"Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 161,535 shares, or 5.52% of the shares of Common Stock outstanding as of May 26, 1999.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Gelman has sole voting and dispositive power over 161,535 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  The following chart sets forth information concerning dispositions of shares of Common Stock by Mr. Gelman during the past sixty (60) days:

                               Number of
         Date of Sale          Shares Sold             Price per Share
         ------------          -----------             ---------------

         July 15, 1999         8,800                   $ 18.81

         July 15, 1999         5,550                   $ 18.40

         July 16, 1999         1,600                   $ 19.66

         July 16, 1999         10,000                  $ 17.80

         July 19, 1999         8,500                   $ 21.20

         July 21, 1999         2,512                   $ 20.14

All such sales were made in open market transactions."



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     /s/ Gary Gelman
                                     -------------------------
                                          Gary Gelman

Date: July 22, 1999